# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sunrise Realty Trust, Inc., CIK 0002012706
CUSIP: 867981102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 525 Okeechobee Blvd., Suite 1650, West Palm Beach, Florida (FL), 33401
Date of event which requires filing of this statement: 01/28/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001351407

## Reporting persons
- Philadelphia Financial Management of San Francisco, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 687,470; sole dispositive power 0; shared dispositive power 687,470; aggregate amount beneficially owned 687,470 (5.4% of the class)
- Boathouse Row I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 687,470; sole dispositive power 0; shared dispositive power 687,470; aggregate amount beneficially owned 687,470 (5.4% of the class)
- Boathouse Row II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 687,470; sole dispositive power 0; shared dispositive power 687,470; aggregate amount beneficially owned 687,470 (5.4% of the class)
- Boathouse Row Offshore, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 687,470; sole dispositive power 0; shared dispositive power 687,470; aggregate amount beneficially owned 687,470 (5.4% of the class)
- Jordan Hymowitz: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 687,470; sole dispositive power 0; shared dispositive power 687,470; aggregate amount beneficially owned 687,470 (5.4% of the class)
- Hymowitz 1999 Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 687,470; sole dispositive power 0; shared dispositive power 687,470; aggregate amount beneficially owned 687,470 (5.4% of the class)

## Item 1. Issuer
Name of issuer: Sunrise Realty Trust, Inc.
Address of issuer's principal executive offices: 525 Okeechobee Blvd., Suite 1650, West Palm Beach, FLORIDA, 33401

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed on behalf of each of the following persons:

Philadelphia Financial Management of San Francisco, LLC

Boathouse Row I, L.P.

Boathouse Row II, L.P.

Boathouse Row Offshore, Ltd.

Jordan Hymowitz

Hymowitz 1999 Trust

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

This Schedule 13G relates to the shares of common stock of the Issuer (the "Shares") held for the accounts of Philadelphia Financial Management of San Francisco, LLC ("PFM"), Boathouse Row I, L.P. ("BRI"), Boathouse Row II, L.P. ("BRII"), Boathouse Row Offshore, Ltd. ("BRO"). Philadelphia Financial Management of San Francisco, LLC ("PFM") is the investment adviser of BRO and the general partner of BRI and BRII and therefore retains voting control and dispositive power of the shares owned by each. Jordan Hymowitz is the Managing Member and sole owner of PFM.
Address of principal business office or, if none, residence:
The principal business office of each Reporting Person is:

c/o Philadelphia Financial Management of San Francisco, LLC

450 Sansome Street, Suite 1500

San Francisco, CA 94111
Citizenship:
Philadelphia Financial Management of San Francisco, LLC - California, United States

Boathouse Row I, L.P. - Delaware, United States

Boathouse Row II, L.P. - Delaware, United States

Boathouse Row Offshore, Ltd. - Cayman Islands

Jordan Hymowitz - California, United States

Hymowitz 1999 Trust- California, United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 687470
Percent of class: 5.4
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 687470
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 687470

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See disclosure in Items 2 and 4 hereof.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See disclosure in Items 2 and 4 hereof.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Philadelphia Financial Management of San Francisco, LLC: Jeff Bowers, Authorized Signatory (02/03/2025)
- Boathouse Row I, L.P.: Jeff Bowers, Authorized Signatory (02/03/2025)
- Boathouse Row II, L.P.: Jeff Bowers, Authorized Signatory (02/03/2025)
- Boathouse Row Offshore, Ltd.: Jeff Bowers, Authorized Signatory (02/03/2025)
- Jordan Hymowitz: Jordan Hymowitz, Authorized Signatory (02/03/2025)
- Hymowitz 1999 Trust: Jordan Hymowitz, Authorized Signatory (02/03/2025)